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                                                                      EXHIBIT 99

                                                               November 21, 1994

AMERCO
2727 North Central Avenue
Phoenix, Arizona 85004

Gentlemen:

     We are counsel to the individual defendants, except Paul F. Shoen, in the lawsuit entitled Samuel W. Shoen, M.D., et al. v. Edward J. Shoen, et al., No. CV88-20139, instituted August 2, 1988 in the Superior Court of Maricopa County, Arizona (the "1988 lawsuit"). We are familiar with the trial record, and the post-trial motions in the 1988 lawsuit. You have requested our opinion as to the likelihood that the Court will significantly reduce the jury's verdict in the 1988 lawsuit.

     Although we cannot guarantee an outcome, it is our opinion, based on the trial record and applicable law, that it is probable that the Court will order a significant reduction in the jury's verdict or order a new trial on the issue of damages. We cannot predict the specific amount of such verdict reduction. Based on the evidence introduced at trial, however, we do not believe that the verdict, as reduced by the Court, should exceed $497 million. It is also possible that the Court will enter judgment in favor of the defendants or order a new trial on all issues.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement filed by AMERCO with the Securities and Exchange Commission on Form S-3 and to the references to this firm contained in such Registration Statement.

                                          Sincerely,

                                          SNELL & WILMER